

October 6, 2014

Via E-mail
John O'Shea
President and Director
Indo Global Exchange(s) Pte. Ltd.
Menara Standard Chartered
JI. Prof. Dr. Satrio 30th Floor
Jakarta Indonesia KAV146
Surabaya - Indonesia

> **Re: Indo Global Exchange(s) Pte. Ltd.**
> **Item 4.01 Form 8-K**
> **Filed August 1, 2014**
> **File No. 000-53438**

Dear Mr. O'Shea:

We issued comments to you on the above captioned filing on August 4, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 14, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant